

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 5, 2017

Zonghua Chen
Chief Executive Officer
Uni Line Corp.
Guowei Industrial Building #125
Guowei Road, Liantang, Luohu
Shenzhen, Guangdong, China, 518004

   Re: Porter Holding International Inc.
      Amendment No. 3 to
      Current Report on Form 8-K
      Filed June 19, 2017
      File No. 333-196336

Dear Mr. Chen:

   We have reviewed your June 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

Our Business Plan, page 6

Offline Product – Porter City, page 6

1. We note your response to our prior comment 1 and reissue in part. Please revise this section to clarify whether you currently own or operate any offline physical business facilities, as described in this section. If not, please revise to clarify that this portion of your business plan is aspirational.

You may contact Donald E Field at 202-551-3680, Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure